Filed by Occidental Petroleum Corporation
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a–12
under the Securities Exchange Act of 1934

Subject Company: Anadarko Petroleum Corporation
Commission File No.: 001-08968

The following letter was delivered to all employees of Anadarko Petroleum Corporation on May 13, 2019.

Dear Anadarko team,

I’m excited to have the opportunity to reach out to all of you to introduce myself and share some important news. The combination of Occidental and Anadarko will create a $100 billion global energy leader with the scale, assets and efficiencies to lead our industry into the future and benefit stakeholders of both companies.

We will have an even more competitive business through a powerful mix of world-class assets, and to put this in perspective:

●	We will be the #1 Producer in the Permian, DJ and Uinta Basins

●	We will be the #1 Independent Producer in Oman

●	We will be the #4 Producer in Gulf of Mexico

●	We will have a leading position in Colombia

●	We will be a top-three producer of PVC, Chlorine and Caustic Soda

●	We’ll have leading MLP and international midstream assets

We expect to deliver organic production growth of 5 percent while accelerating our shareholder returns-focused strategy. And we will remain committed to a future where we extend carbon dioxide utilization and sequestration globally, to truly lead energy into a low-carbon future.

You may be wondering what happens next. We are at the beginning of a longer process to combine our two companies. It’s important to remember that until the transaction is complete, Occidental and Anadarko will remain separate companies.

In the coming weeks, I will be visiting your operations and offices to meet with employees. I have asked Glenn Vangolen, Occidental’s Senior Vice President of Business Support, to create an integration team with members from both Occidental and Anadarko. He and I both look forward to meeting and working with you to ensure the integration is efficient. Change creates uncertainty and stress, which we hope to minimize as much as possible as we go through the planning prior to close and the implementation after close.

Our hope is to create a company that takes the best practices of Occidental and Anadarko applied to great assets and driven by incredible employees from each company.  We expect that our culture will also be a blend of the best traits from each, which will ultimately result in a high-performing company with engaged, empowered and fulfilled employees.

I am enthusiastic about the opportunities that lie ahead for our combined company and the talented people who will ensure its success for the next 100 years.

Sincerely,

Vicki Hollub
President and Chief Executive Officer

Forward Looking Statements

Any statements in this communication about Occidental’s expectations, beliefs, plans or forecasts, including statements regarding the proposed transaction between Occidental and Anadarko or the proposed sale of Anadarko’s assets in Algeria, Ghana, Mozambique and South Africa to Total S.A. (“Total”), benefits and synergies of the proposed transactions and future opportunities for the combined company and products and securities, that are not historical facts are forward-looking statements. These statements are typically identified by words such as “estimate,” “project,” “predict,” “will,” “would,” “should,” “could,” “may,” “might,” “anticipate,” “plan,” “intend,” “believe,” “expect,” “aim,” “goal,” “target,” “objective,” “likely” or similar expressions that convey the prospective nature of events or outcomes. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. Actual results may differ from anticipated results, sometimes materially, and reported or expected results should not be considered an indication of future performance. Factors that could cause actual results to differ include, but are not limited to: Occidental’s ability to consummate the proposed transaction with Anadarko or the proposed transaction with Total; the conditions to the completion of the proposed transactions, including the receipt of Anadarko stockholder approval for the proposed transaction between Occidental and Anadarko; that the regulatory approvals required for the proposed transactions may not be obtained on the terms expected or on the anticipated schedule or at all; Occidental’s ability to finance the proposed transaction with Anadarko, including completion of any contemplated equity investment; Occidental’s indebtedness, including the substantial indebtedness Occidental expects to incur in connection with the proposed transaction with Anadarko and the need to generate sufficient cash flows to service and repay such debt; Occidental’s ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction contemplated by the binding agreement with Total or the proposed transaction with Anadarko; the possibility that Occidental may be unable to achieve expected synergies and operating efficiencies within the expected time-frames or at all and to successfully integrate Anadarko’s operations with those of Occidental; that such integration may be more difficult, time-consuming or costly than expected; that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers or suppliers) may be greater than expected following the proposed transaction or the public announcement of the proposed transaction; the retention of certain key employees of Anadarko may be difficult; that Anadarko and Occidental are subject to intense competition and increased competition is expected in the future; general economic conditions that are less favorable than expected. Additional risks that may affect Occidental’s results of operations and financial position appear in Part I, Item 1A “Risk Factors” of Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Occidental’s other filings with the U.S. Securities and Exchange Commission (“SEC”). Additional risks that may affect Anadarko’s results of operations appear in Part I, Item 1A “Risk Factors” of Anadarko’s Annual Report on Form 10-K for the year ended December 31, 2018, and in Anadarko’s other filings with the SEC.

Because the factors referred to above could cause actual results or outcomes to differ materially from those expressed or implied in any forward-looking statements, you should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date of this communication and, unless legally required, Occidental does not undertake any obligation to update any forward-looking statement, as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed transaction, Occidental will file with the SEC a registration statement on Form S-4 containing a preliminary prospectus of Occidental that also constitutes a preliminary proxy statement of Anadarko. After the registration statement is declared effective, Anadarko will mail a definitive proxy statement/prospectus to stockholders of Anadarko. This communication is not a substitute for the proxy statement/prospectus or registration statement or other document Occidental and/or Anadarko may file with the SEC in connection with the proposed transaction.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, REGISTRATION STATEMENT, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT OCCIDENTAL, ANADARKO AND THE PROPOSED TRANSACTION. Any definitive proxy statement/prospectus (when available) will be mailed to stockholders of Anadarko. Investors and security holders will be able to obtain copies of these documents (when available) and other documents filed with the SEC by Occidental and Anadarko free of charge through the website maintained by the SEC at www.sec.gov. Copies of the documents filed by Occidental and Anadarko (when available) will also be available free of charge by accessing their websites at www.oxy.com and www.anadarko.com, respectively.

Participants

This communication is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that may be made with the SEC. Nonetheless, Occidental, Anadarko and their directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about Occidental’s executive officers and directors is available in Occidental’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 21, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 28, 2019. To the extent holdings of Occidental securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Anadarko’s executive officers and directors is available in Anadarko’s Annual Report on Form 10-K for the year ended December 31, 2018, which was filed with the SEC on February 14, 2019, and in its proxy statement for the 2019 Annual Meeting which was filed with the SEC on March 29, 2019. To the extent holdings of Anadarko securities have changed since the amounts printed in the proxy statement for the 2019 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Additional information regarding the interests of such potential participants will be included in the registration statement, proxy statement/prospectus and other relevant documents filed with the SEC when they become available. These documents will be available free of charge from the sources indicated above.